CONSENT OF QUALIFIED PERSON

James A. Cremeens P.E., P.G.
Knight Piésold and Company
1999 Broadway, Ste 600
Denver, Colorado 80202
Telephone: 303-629-8788

I, James A. Cremeens P.E., P.G. consent to the public filing of the Technical Report titled “Ana Paula Project, NI 43-101 Technical Report, Preliminary Feasibility Study, Guerrero, Mexico” dated effective May 16, 2017 (the “Technical Report”) by Alio Gold Inc.

I also consent to any extracts from or a summary of the Technical Report in the News Release titled, “Alio Gold Announces Ana Paula Pre-Feasibility Results,” dated May 16, 2017.

I certify that I have read the aforementioned News Release filed by Alio Gold Inc. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 26 May 2017.

“signed”
Signature of Qualified Person

James A. Cremeens, P.E., P.G.
Print name of Qualified Person